UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of February 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2014 (Unaudited) (FROM APRIL 1, 2014 TO DECEMBER 31, 2014) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2014 (Unaudited)

(FROM APRIL 1, 2014 TO DECEMBER 31, 2014)

CONSOLIDATED

Released on February 13, 2014

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2014 (Unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	(except per share amounts)
	For the nine months ended December 31
	2013	2014
Net sales	¥646,725	¥753,766
Operating income	61,866	80,727
Income before income taxes	62,525	81,309
Net income attributable to Nidec Corporation	¥43,053	¥58,031
Per share data:
Net income attributable to Nidec Corporation
Earnings per share – basic	¥158.96	¥209.27
Earnings per share – diluted	¥148.61	¥196.36

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Yen in millions
	For the nine months ended December 31
	2013	2014

Consolidated net income	¥45,051	¥59,870
Other comprehensive income (loss), net of tax	59,536	88,480
Total comprehensive income (loss)	104,587	148,350
Less: Comprehensive (income) loss attributable to noncontrolling interests	(3,280)	(2,738)
Comprehensive income (loss) attributable to Nidec Corporation	¥101,307	¥145,612

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	2014
	March 31	December 31
Current assets	¥616,416	¥746,774
Investments	18,455	22,194
Property, plant, equipment and others	532,067	579,864
Total assets	1,166,938	1,348,832

Current liabilities	282,558	441,714
Long-term liabilities	343,587	232,418
Total liabilities	626,145	674,132
Total Nidec Corporation shareholders’ equity	517,971	666,866
Noncontrolling interests	22,822	7,834
Total liabilities and equity	¥1,166,938	¥1,348,832

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the nine months ended December 31
	2013	2014
Net cash provided by operating activities	¥64,800	¥56,082
Net cash used in investing activities	(34,164)	(40,334)
Net cash used in financing activities	(9,470)	(11,510)
Effect of exchange rate changes on cash and cash equivalents	22,028	36,589
Net increase in cash and cash equivalents	43,194	40,827
Cash and cash equivalents at beginning of period	193,420	247,740
Cash and cash equivalents at end of period	¥236,614	¥288,567

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast,” “aim,” “endeavor,” “believe,” “project,” “seek,” “target” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot make any assurances that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of various factors, including, but not limited to, (i) general economic conditions, particularly levels of consumer spending in the computer, information technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, (ii) the effectiveness of our measures designed to reduce costs and improve profitability, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the Euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (v) the Nidec Group’s ability to successfully integrate its recently acquired companies with complementary technologies and product lines, and (vi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

As used in this document, references to “we,” ”our,” “us” and "Nidec Group" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, “Euro” or “€” means the lawful currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty of the European Union, “Thai baht” means the lawful currency of the Kingdom of Thailand, and “Japanese yen,” “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Nine Months Ended December 31, 2014 Compared to Nine Months Ended December 31, 2013 (Unaudited)

Net Sales

	(Yen in millions) For the nine months ended December 31
	2013	2014	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥139,253	¥148,737	¥9,484	6.8
Other small precision motors	133,971	146,346	12,375	9.2
Sub-total	273,224	295,083	21,859	8.0
Automotive, appliance, commercial and industrial products	247,074	333,270	86,196	34.9
Machinery	63,421	71,133	7,712	12.2
Electronic and optical components	57,226	49,204	(8,022)	(14.0)
Others	5,780	5,076	(704)	(12.2)
Consolidated total	¥646,725	¥753,766	¥107,041	16.6

Our net sales increased ¥107,041 million, or 16.6%, from ¥646,725 million for the nine months ended December 31, 2013 to ¥753,766 million for the nine months ended December 31, 2014. This increase was mainly due to the depreciation of the Japanese yen against the U.S. dollar and the Euro and the net sales at newly consolidated subsidiaries, which consist of:

O

Nidec Sankyo CMI Corporation and its subsidiaries (“Nidec Sankyo CMI”), a Japanese manufacturer of small motors, electric contact products and other products, which we acquired in January 2014; and

O

Nidec Elesys Corporation and its subsidiaries (“Nidec Elesys”), a Japanese manufacturer of electronic control units for automobiles, which we acquired in March 2014.

Excluding the impact of Nidec Sankyo CMI and Nidec Elesys (the “Newly Consolidated Subsidiaries”), our net sales increased ¥63,847 million, or 9.9%, from ¥646,725 million for the nine months ended December 31, 2013 to ¥710,572 million for the nine months ended December 31, 2014.

The average exchange rate between the Japanese yen and the U.S. dollar for the nine months ended December 31, 2014 was ¥106.87 to the dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥7.48, or approximately 8%, compared to the nine months ended December 31, 2013. The average exchange rate between the Japanese yen and the Euro for the nine months ended December 31, 2014 was ¥140.30 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of ¥8.07, or approximately 6%, compared to the nine months ended December 31, 2013. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥36,000 million and a positive effect on our operating income of approximately ¥5,900 million for the nine months ended December 31, 2014 compared to the nine months ended December 31, 2013.

(Small precision motors)

Net sales of small precision motors increased ¥21,859 million, or 8.0%, from ¥273,224 million for the nine months ended December 31, 2013 to ¥295,083 million for the nine months ended December 31, 2014. The depreciation of the Japanese yen against the U.S. dollar had a positive effect on our net sales of small precision motors of approximately ¥16,000 million for the nine months ended December 31, 2014 compared to the nine months ended December 31, 2013. Net sales of each product group included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors increased ¥9,484 million, or 6.8%, from ¥139,253 million for the nine months ended December 31, 2013 to ¥148,737 million for the nine months ended December 31, 2014. The increase in net sales of hard disk drives spindle motors was attributable to the positive effects of the depreciation of the Japanese yen against the U.S. dollar. The number of units sold of small precision motors for hard disk drives for the nine months ended December 31, 2014 decreased approximately 1% compared to the nine months ended December 31, 2013. We do not expect a recovery in the number of units sold at least during the remainder of the year ending March 31, 2015, as we anticipate demand for personal computers and other devices containing our products will remain stagnant mainly due to weak spending and shifts in device preferences.

Net sales of hard disk drives spindle motors accounted for 21.5% of total net sales for the nine months ended December 31, 2013 and 19.7% of total net sales for the nine months ended December 31, 2014.

Other small precision motors

Net sales of other small precision motors increased ¥12,375 million, or 9.2%, from ¥133,971 million for the nine months ended December 31, 2013 to ¥146,346 million for the nine months ended December 31, 2014. This increase was mainly due to the increase in sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries and other small precision brushless DC motors at the Nidec Sankyo group.

Net sales of other small precision motors accounted for 20.7% of total net sales for the nine months ended December 31, 2013 and 19.4% of total net sales for the nine months ended December 31, 2014.

(Automotive, appliance, commercial and industrial products)

Net sales of our automotive, appliance, commercial and industrial products increased ¥86,196 million, or 34.9%, from ¥247,074 million for the nine months ended December 31, 2013 to ¥333,270 million for the nine months ended December 31, 2014. The depreciation of the Japanese yen against the U.S. dollar and the Euro had a positive effect on net sales of automotive, appliance, commercial and industrial products of approximately ¥15,900 million for the nine months ended December 31, 2014 compared to the nine months ended December 31, 2013.

Net sales of appliance, commercial and industrial products for the nine months ended December 31, 2014 increased ¥27,677 million, or 16.9%, compared to the nine months ended December 31, 2013. This increase was primarily due to larger sales of motors for air conditioning equipment, increases in orders for new products and orders from new customers, as well as the positive effect of the foreign currency exchange rate fluctuations.

Net sales of automotive products for the nine months ended December 31, 2014 increased ¥58,519 million, or 70.0%, compared to the nine months ended December 31, 2013 primarily due to ¥43,194 million of the addition of sales at the Newly Consolidated Subsidiaries, the commencement of mass-production of new product models, as well as the depreciation of the Japanese yen against the U.S. dollar and the Euro.

Net sales of automotive, appliance, commercial and industrial products accounted for 38.2% of our total net sales for the nine months ended December 31, 2013 and 44.3% of total net sales for the nine months ended December 31, 2014.

(Machinery)

Net sales of our machinery increased ¥7,712 million, or 12.2%, from ¥63,421 million for the nine months ended December 31, 2013 to ¥71,133 million for the nine months ended December 31, 2014. The increase in net sales for the nine months ended December 31, 2014 was mainly due to increases in sales of mounting machine units at Nidec Copal Corporation and test systems for smartphones and tablet computers at Nidec-Read Corporation.

Net sales of machinery accounted for 9.8% of our total net sales for the nine months ended December 31, 2013 and 9.4% of total net sales for the nine months ended December 31, 2014.

(Electronic and optical components)

Net sales of our electronic and optical components decreased ¥8,022 million, or 14.0%, from ¥57,226 million for the nine months ended December 31, 2013 to ¥49,204 million for the nine months ended December 31, 2014. This decrease was primarily attributable to a decrease in sales of components for compact digital cameras.

Net sales of electronic and optical components accounted for 8.9% of our total net sales for the nine months ended December 31, 2013 and 6.5% of total net sales for the nine months ended December 31, 2014.

(Others)

Net sales of our other products decreased ¥704 million, or 12.2%, from ¥5,780 million for the nine months ended December 31, 2013 to ¥5,076 million for the nine months ended December 31, 2014.

Net sales of other products accounted for 0.9% of total net sales for the nine months ended December 31, 2013 and 0.7% of total net sales for the nine months ended December 31, 2014.

Cost of Products Sold

Our cost of products sold increased ¥76,069 million, or 15.2%, from ¥499,676 million for the nine months ended December 31, 2013 to ¥575,745 million for the nine months ended December 31, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, our cost of products sold increased ¥41,279 million, or 8.3%, from ¥499,676 million for the nine months ended December 31, 2013 to ¥540,955 million for the nine months ended December 31, 2014. This increase was mainly due to the impact of the depreciation of the Japanese yen against other currencies and the overall increase in sales.

As a percentage of net sales, our cost of products sold decreased from 77.3% for the nine months ended December 31, 2013 to 76.4% for the nine months ended December 31, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, cost of products sold decreased from 77.3% for the nine months ended December 31, 2013 to 76.1% for the nine months ended December 31, 2014. This decrease was mainly due to the impact of increases in the volume of units sold that had higher margins, improved fixed costs per unit resulting from higher demand for some of our products and our efforts to improve manufacturing efficiency, to reduce cost of products sold and to lower fixed costs.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥7,192 million, or 12.7%, from ¥56,513 million for the nine months ended December 31, 2013 to ¥63,705 million for the nine months ended December 31, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, our selling, general and administrative expenses increased ¥4,820 million, or 8.5%, from ¥56,513 million for the nine months ended December 31, 2013 to ¥61,333 million for the nine months ended December 31, 2014. This increase was mainly due to higher personnel expenses.

As a percentage of net sales, our selling, general and administrative expenses decreased from 8.7% for the nine months ended December 31, 2013 to 8.4% for the nine months ended December 31, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our selling, general and administrative expenses decreased from 8.7% for the nine months ended December 31, 2013 to 8.6% for the nine months ended December 31, 2014.

Research and Development Expenses

Our research and development expenses increased ¥4,919 million, or 17.2%, from ¥28,670 million for the nine months ended December 31, 2013 to ¥33,589 million for the nine months ended December 31, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, our research and development expenses increased ¥1,818 million, or 6.3%, from ¥28,670 million for the nine months ended December 31, 2013 to ¥30,488 million for the nine months ended December 31, 2014. This increase was mainly due to our increased spending in research and development activities relating to products in the automotive, appliance, commercial and industrial products category and the electronic and optical components category and our increased spending in basic research activities.

As a percentage of net sales, our research and development expenses increased from 4.4% for the nine months ended December 31, 2013 to 4.5% for the nine months ended December 31, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our research and development expenses decreased from 4.4% for the nine months ended December 31, 2013 to 4.3% for the nine months ended December 31, 2014.

Operating Income

As a result of the foregoing, our operating income increased ¥18,861 million, or 30.5%, from ¥61,866 million for the nine months ended December 31, 2013 to ¥80,727 million for the nine months ended December 31, 2014.

As a percentage of net sales, our operating income increased from 9.6% for the nine months ended December 31, 2013 to 10.7% for the nine months ended December 31, 2014.

Other Income (Expense)

Our other income decreased ¥77 million, or 11.7%, from ¥659 million for the nine months ended December 31, 2013 to ¥582 million for the nine months ended December 31, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, our other income decreased ¥467 million, or 70.9%, from ¥659 million for the nine months ended December 31, 2013 to ¥192 million for the nine months ended December 31, 2014. This decrease was mainly due to the interest on income tax refund which was recorded for the nine months ended December 31, 2013 but which was nil for the nine months ended December 31, 2014.

Our foreign exchange gain, net increased ¥2,203 million from ¥378 million for the nine months ended December 31, 2013 to ¥2,581 million for the nine months ended December 31, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, our foreign exchange gain, net increased ¥1,719 million from ¥378 million for the nine months ended December 31, 2013 to ¥2,097 million for the nine months ended December 31, 2014. This improvement was mainly due to the depreciation in the value of the Japanese yen against those of other currencies such as the Thai baht.

The following table sets forth the exchange rates between the Japanese yen and the U.S. dollar, between the Japanese yen and the Euro and between the Japanese yen and the Thai baht as of the dates indicated:

Currency	March 31, 2013	December 31, 2013	Fluctuation from March 31, 2013 to December 31, 2013	March 31, 2014	December 31, 2014	Fluctuation from March 31, 2014 to December 31, 2014
U.S. Dollar ($1.00)	¥94.05	¥105.39	¥11.34	¥102.92	¥120.55	¥17.63
Euro (€1.00)	¥120.73	¥145.05	¥24.32	¥141.65	¥146.54	¥4.89
Thai Baht (฿1.00)	¥3.20	¥3.20	¥-	¥3.17	¥3.67	¥0.50

Income before Income Taxes

As a result of the foregoing, our income before income taxes increased ¥18,784 million, or 30.0%, from ¥62,525 million for the nine months ended December 31, 2013 to ¥81,309 million for the nine months ended December 31, 2014.

As a percentage of net sales, our income before income taxes increased from 9.7% for the nine months ended December 31, 2013 to 10.8% for the nine months ended December 31, 2014.

Income Taxes

Our income taxes increased ¥4,021 million, or 23.1%, from ¥17,444 million for the nine months ended December 31, 2013 to ¥21,465 million for the nine months ended December 31, 2014. This increase was primarily due to the increase in income before income taxes.

The effective income tax rate decreased approximately 1.5% percentage points from 27.9% for the nine months ended December 31, 2013 to 26.4% for the nine months ended December 31, 2014. This was mainly due to a decrease in valuation allowance and liabilities for unrecognized tax benefits.

For more information, see Note 11 to our unaudited consolidated interim financial statements included elsewhere in this report.

Equity in Net Income of Affiliated Companies

We recorded ¥26 million of equity in net income of affiliated companies for the nine months ended December 31, 2014, compared to ¥30 million of equity in net loss of affiliated companies for the nine months ended December 31, 2013.

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥14,819 million, or 32.9%, from ¥45,051 million for the nine months ended December 31, 2013 to ¥59,870 million for the nine months ended December 31, 2014.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests decreased ¥159 million, or 8.0%, from ¥1,998 million for the nine months ended December 31, 2013 to ¥1,839 million for the nine months ended December 31, 2014. This decrease primarily resulted from the share exchange transactions through which we made certain consolidated subsidiaries our wholly owned subsidiaries. In October 2013, we made Nidec Copal Corporation and Nidec Tosok Corporation wholly owned subsidiaries. In addition, in October 2014, we made Nidec Copal Electronics Corporation and Nidec-Read Corporation wholly owned subsidiaries.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, net income attributable to Nidec Corporation increased ¥14,978 million, or 34.8%, from ¥43,053 million for the nine months ended December 31, 2013 to ¥58,031 million for the nine months ended December 31, 2014.

As a percentage of net sales, net income attributable to Nidec Corporation increased from 6.7% for the nine months ended December 31, 2013 to 7.7% for the nine months ended December 31, 2014.

Segment Information

Based on the applicable criteria set forth in ASC 280, "Segment Reporting," we have 12 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC 280, see Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

Beginning in the current quarterly reporting period ended December 31, 2014, we have changed our segment reporting so that it is in line with the changes we recently made in our management decision-making process. Since October 2014, the Nidec Tosok group has been included in the Nidec Motors & Actuators segment. In addition, the Nidec Elesys group which was previously included in the All Others segment has been included in the Nidec Motors & Actuators segment. The Nidec Dalian segment is no longer identified as a reportable segment and included in All Others segment due to its immateriality. Furthermore, Corporate, which is composed of basic research expenses and head office expenses, has been regarded as a component of Adjustments. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the nine months ended December 31, 2013 and 2014.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, automotive products and electronic parts. This segment also includes Nidec Sankyo CMI, which was newly consolidated for the three months ended March 31, 2014.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec US Holdings Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products. One of the subsidiaries previously reported as part of this segment has been transferred to the Nidec Motors & Actuators segment for the nine months ended December 31, 2014. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators (Germany) GmbH in Germany, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in Japan and Asia, which primarily produce and sell automotive products. One of the subsidiaries previously reported as part of the Nidec Motor segment has been transferred into this segment for the nine months ended December 31, 2014. In addition, the Nidec Tosok group and the Nidec Elesys group are included in this segment since October 2014. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

We evaluate performance based on segmental operating income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec Singapore, Nidec (H.K), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segments for the nine months ended December 31, 2013 and 2014. The second table shows operating income or loss by reportable operating segments, which includes inter-segment sales and operating revenues and expenses, for the nine months ended December 31, 2013 and 2014:

	Yen in millions
	For the nine months ended December 31
	2013	2014
Nidec Corporation
Net sales to external customers	¥20,596	¥21,420
Net sales to other operating segments	101,214	110,870
Sub total	121,810	132,290
Nidec Electronics (Thailand)
Net sales to external customers	51,492	53,329
Net sales to other operating segments	32,734	37,083
Sub total	84,226	90,412
Nidec (Zhejiang)
Net sales to external customers	14,864	10,716
Net sales to other operating segments	3,629	5,416
Sub total	18,493	16,132
Nidec Singapore
Net sales to external customers	42,169	48,124
Net sales to other operating segments	591	643
Sub total	42,760	48,767
Nidec (H.K.)
Net sales to external customers	52,187	60,715
Net sales to other operating segments	988	982
Sub total	53,175	61,697
Nidec Philippines
Net sales to external customers	14,432	15,683
Net sales to other operating segments	22,319	23,441
Sub total	36,751	39,124
Nidec Sankyo
Net sales to external customers	70,585	91,502
Net sales to other operating segments	228	251
Sub total	70,813	91,753
Nidec Copal
Net sales to external customers	37,732	29,992
Net sales to other operating segments	1,697	1,742
Sub total	39,429	31,734
Nidec Copal Electronics
Net sales to external customers	23,787	25,164
Net sales to other operating segments	6	10
Sub total	23,793	25,174
Nidec Techno Motor
Net sales to external customers	35,137	41,971
Net sales to other operating segments	2,971	3,405
Sub total	38,108	45,376
Nidec Motor
Net sales to external customers	125,609	145,731
Net sales to other operating segments	55	171
Sub total	125,664	145,902
Nidec Motors & Actuators
Net sales to external customers	75,428	124,490
Net sales to other operating segments	15,146	15,698
Sub total	90,574	140,188
All Others
Net sales to external customers	81,678	84,771
Net sales to other operating segments	62,466	72,368
Sub total	144,144	157,139
Total
Net sales to external customers	645,696	753,608
Net sales to other operating segments	244,044	272,080
Adjustments (*)	1,029	158
Intersegment elimination	(244,044)	(272,080)
Consolidated total (net sales)	¥646,725	¥753,766

(*) See Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

	Yen in millions
	For the nine months ended December 31
	2013	2014
Operating income or loss:
Nidec Corporation	¥6,663	¥10,471
Nidec Electronics (Thailand)	10,238	11,134
Nidec (Zhejiang)	338	386
Nidec Singapore	597	783
Nidec (H.K.)	366	429
Nidec Philippines	5,603	3,665
Nidec Sankyo	6,864	8,941
Nidec Copal	(277)	222
Nidec Copal Electronics	4,114	4,769
Nidec Techno Motor	4,208	5,342
Nidec Motor	5,931	8,666
Nidec Motors & Actuators	6,376	13,157
All Others	14,697	17,613
Total	65,718	85,578
Adjustments (*)	(3,852)	(4,851)
Consolidated total	¥61,866	¥80,727

(*) See Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

Net sales of Nidec Corporation increased ¥10,480 million, or 8.6%, from ¥121,810 million for the nine months ended December 31, 2013 to ¥132,290 million for the nine months ended December 31, 2014. This increase was primarily due to an increase in sales of fans and electric power steering in addition to the positive effect of the depreciation of the Japanese yen against the U.S. dollar, the Euro and the Thai baht. Net sales to external customers of Nidec Corporation increased ¥824 million, or 4.0%, from ¥20,596 million for the nine months ended December 31, 2013 to ¥21,420 million for the nine months ended December 31, 2014. Net sales to other operating segments of Nidec Corporation increased ¥9,656 million, or 9.5%, from ¥101,214 million for the nine months ended December 31, 2013 to ¥110,870 million for the nine months ended December 31, 2014. Operating income of Nidec Corporation increased ¥3,808 million, or 57.2%, from ¥6,663 million for the nine months ended December 31, 2013 to ¥10,471 million for the nine months ended December 31, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec Electronics (Thailand) increased ¥6,186 million, or 7.3%, from ¥84,226 million for the nine months ended December 31, 2013 to ¥90,412 million for the nine months ended December 31, 2014. This increase was primarily due to the positive effect of the depreciation of the Thai baht against the U.S. dollar and of the depreciation of the Japanese yen against the Thai baht. Operating income of Nidec Electronics (Thailand) increased ¥896 million, or 8.8%, from ¥10,238 million for the nine months ended December 31, 2013 to ¥11,134 million for the nine months ended December 31, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec (Zhejiang) decreased ¥2,361 million, or 12.8%, from ¥18,493 million for the nine months ended December 31, 2013 to ¥16,132 million for the nine months ended December 31, 2014. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors from major customers offset in part by the positive effect of the depreciation of the Japanese yen against the U.S. dollar. However, operating income of Nidec (Zhejiang) increased ¥48 million, or 14.2%, from ¥338 million for the nine months ended December 31, 2013 to ¥386 million for the nine months ended December 31, 2014. This increase was primarily due to efforts to improve profitability resulting in decreases in material and labor costs.

Net sales of Nidec Singapore increased ¥6,007 million, or 14.0%, from ¥42,760 million for the nine months ended December 31, 2013 to ¥48,767 million for the nine months ended December 31, 2014. This increase was primarily due to higher demand for hard disk drives spindle motors from major customers and the positive effect of the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Singapore increased ¥186 million, or 31.2%, from ¥597 million for the nine months ended December 31, 2013 to ¥783 million for the nine months ended December 31, 2014. This increase was primarily due to a decrease in depreciation, in addition to the increase in sales.

Net sales of Nidec (H.K.) increased ¥8,522 million, or 16.0%, from ¥53,175 million for the nine months ended December 31, 2013 to ¥61,697 million for the nine months ended December 31, 2014. This increase was primarily due to higher demand for hard disk drives spindle motors, fans and DC motors from major customers in addition to the positive effect of the depreciation of the Japanese yen against the Hong Kong dollar. Operating income of Nidec (H.K.) increased ¥63 million, or 17.2%, from ¥366 million for the nine months ended December 31, 2013 to ¥429 million for the nine months ended December 31, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec Philippines increased ¥2,373 million, or 6.5%, from ¥36,751 million for the nine months ended December 31, 2013 to ¥39,124 million for the nine months ended December 31, 2014. This increase was primarily due to the depreciation of the Japanese yen against the U.S. dollar offset in part by lower unit prices of hard disk drives spindle motors. However, operating income of Nidec Philippines decreased ¥1,938 million, or 34.6%, from ¥5,603 million for the nine months ended December 31, 2013 to ¥3,665 million for the nine months ended December 31, 2014. This decrease was primarily due to higher unit costs resulting from changes in the product mix and higher depreciation, in addition to the decrease in unit prices.

Net sales of Nidec Sankyo increased ¥20,940 million, or 29.6%, from ¥70,813 million for the nine months ended December 31, 2013 to ¥91,753 million for the nine months ended December 31, 2014. This increase was primarily due to the contribution of newly consolidated subsidiaries, including Nidec Sankyo CMI, an increase in sales of brushless DC motors and the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Sankyo increased ¥2,077 million, or 30.3%, from ¥6,864 million for the nine months ended December 31, 2013 to ¥8,941 million for the nine months ended December 31, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec Copal decreased ¥7,695 million, or 19.5%, from ¥39,429 million for the nine months ended December 31, 2013 to ¥31,734 million for the nine months ended December 31, 2014. This decrease was primarily due to a decrease in sales of components for compact digital cameras offset in part by an increase in sales of mounting machine units. Nidec Copal recorded operating income of ¥222 million for the nine months ended December 31, 2014, compared to an operating loss of ¥277 million for the nine months ended December 31, 2013. This improvement was primarily due to our efforts to improve manufacturing efficiency and the positive effect of changes in the product mix.

Net sales of Nidec Copal Electronics increased ¥1,381 million, or 5.8%, from ¥23,793 million for the nine months ended December 31, 2013 to ¥25,174 million for the nine months ended December 31, 2014. This increase was primarily due to increases in sales of such products as components for household equipment, semiconductor manufacturing equipment and gaming consoles. Operating income of Nidec Copal Electronics increased ¥655 million, or 15.9%, from ¥4,114 million for the nine months ended December 31, 2013 to ¥4,769 million for the nine months ended December 31, 2014. This increase was primarily due to our cost reduction measures, in addition to the increase in sales.

Net sales of Nidec Techno Motor increased ¥7,268 million, or 19.1%, from ¥38,108 million for the nine months ended December 31, 2013 to ¥45,376 million for the nine months ended December 31, 2014. This increase was primarily due to an increase in sales of motors for air conditioning equipment in Asia and the positive effect of the depreciation of the Japanese yen against the Chinese yuan. Operating income of Nidec Techno Motor increased ¥1,134 million, or 26.9%, from ¥4,208 million for the nine months ended December 31, 2013 to ¥5,342 million for the nine months ended December 31, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec Motor increased ¥20,238 million or 16.1%, from ¥125,664 million for the nine months ended December 31, 2013 to ¥145,902 million for the nine months ended December 31, 2014. This increase was primarily due to increases in orders for new products and orders from new customers and the depreciation of the Japanese yen against the U.S. dollar and the Euro. Operating income of Nidec Motor increased ¥2,735 million, or 46.1%, from ¥5,931 million for the nine months ended December 31, 2013 to ¥8,666 million for the nine months ended December 31, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec Motors & Actuators increased ¥49,614 million, or 54.8%, from ¥90,574 million for the nine months ended December 31, 2013 to ¥140,188 million for the nine months ended December 31, 2014. This increase was primarily due to the contribution of newly consolidated subsidiaries, including Nidec Elesys Corporation. Operating income of Nidec Motors & Actuators increased ¥6,781 million, from ¥6,376 million for the nine months ended December 31, 2013 to ¥13,157 million for the nine months ended December 31, 2014. This increase was primarily due to the increase in sales.

With respect to the All Others segment, net sales increased ¥12,995 million, or 9.0%, from ¥144,144 million for the nine months ended December 31, 2013 to ¥157,139 million for the nine months ended December 31, 2014. This increase was primarily due to the increase in demand for the fans and test systems for smartphones and tablet computers. Operating income increased ¥2,916 million, or 19.8%, from ¥14,697 million for the nine months ended December 31, 2013 to ¥17,613 million for the nine months ended December 31, 2014. This increase was primarily due to the increase in sales.

Liquidity and Capital Resources

Our primary sources of liquidity include our net cash flows from operating activities and long-term debt. A critical part of our liquidity management to improve our cash flows is our focus on efficient use of working capital, which is defined as current assets less current liabilities. Between March 31, 2014 and December 31, 2014, our working capital decreased from ¥333,858 million to ¥305,060 million, as discussed in more detail below. In an effort to efficiently use our working capital, we continue to make effective use of our cash management systems, where cash is managed and shared among our subsidiaries in Japan and among our subsidiaries in China, respectively.

We held cash and cash equivalents of ¥288,567 million as of December 31, 2014, compared to ¥247,740 million as of March 31, 2014. As of December 31, 2014, approximately 90% of our cash and cash equivalents were held by our consolidated subsidiaries outside of Japan.

Cross-border cash transfers between group companies are subject to restrictions in certain circumstances. Where local restrictions prevent efficient intercompany transfers of funds, particularly to Nidec Corporation from its subsidiaries outside of Japan, Nidec Corporation seeks to meet its liquidity needs through ongoing cash flows from operating activities, external borrowings, or both, as further discussed below. We do not expect such restrictions on transfers of funds held outside of Japan to have a material effect on our overall liquidity, financial condition or results of operations.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) purchases of raw materials, (4) employees’ salaries, wages and other payroll costs, (5) mergers and acquisitions, (6) investments in subsidiaries, (7) repayment of short-term borrowings and long-term debt, and (8) repurchase of shares of our common stock.

In the nine months ended December 31, 2014, we made no acquisitions. However, on February 2, 2015, we acquired all of shares of Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt, a Germany manufacturer of pumps and modules for passenger cars and commercial vehicles, with each of its shareholders. In addition, in November 2014, we entered into a definitive agreement to acquire certain operating assets of China Tex Mechanical & Electrical Engineering Co., Ltd. (“China Tex MEE”), a Chinese manufacturer of switched reluctance motors and drives, with China Tex MEE. The closing of the transaction is expected to occur in July 2015, subject to necessary regulatory approvals and other conditions. We intend to continue to seek opportunities for acquiring other companies and making additional investments in our subsidiaries.

As of December 31, 2014, we had ¥197,728 million of trade notes and accounts payable, ¥60,143 million of short-term borrowings, and ¥301,209 million of long-term debt, including the current portion of long-term debt.

Our short-term borrowings, consisting of bank loans, was ¥60,143 million as of December 31, 2014, an increase of ¥37,543 million from ¥22,600 million as of March 31, 2014. This increase was mainly due to an increase in Japanese yen-denominated borrowings to meet some of our Japanese yen funding needs, and new borrowings to repay a portion of U.S. dollar-denominated long-term debt previously obtained under a special government program. We had no commercial paper outstanding as of December 31, 2014.

Our current portion of long-term debt was ¥116,979 million as of December 31, 2014, an increase of ¥87,734 million from ¥29,245 million as of March 31, 2014. This increase was mainly due to the reclassification of approximately ¥96,000 million aggregate outstanding principal amount of zero coupon euro yen convertible bonds due 2015 from long-term debt to current portion of long-term debt, offset in part by repayment of the current portion of Euro-denominated and U.S. dollar-denominated bank loans, and stock acquisition rights of zero coupon euro yen convertible bonds were exercised approximately ¥3,000 million during the nine months ended December 31, 2014. The current portion of long-term debt as of December 31, 2014 consisted of the approximately ¥93,000 million aggregate outstanding principal amount of convertible bonds and the current portion of the U.S. dollar-denominated bank loans we obtained in December 2012 under a special government program, as further described below.

Our long-term debt was ¥184,230 million as of December 31, 2014, a decrease of ¥115,181 million from ¥299,411 million as of March 31, 2014. This decrease was mainly due to the reclassification of the approximately ¥96,000 million aggregate outstanding principal amount of convertible bonds and portions of U.S. dollar-denominated bank loans, as further described below, from long-term debt to current portion of long-term debt. As a result, our long-term debt as of December 31, 2014 consisted of ¥50,000 million aggregate principal amount of domestic bonds issued in December 2013, as described below, ¥100,000 million aggregate principal amount of domestic bonds issued in November 2012, as described below, and the borrowings from banks based in yen and the US dollar.

In December 2012, in an effort to reduce financing costs and foreign exchange risks, we borrowed $500 million from major Japanese private commercial banks based on U.S. dollar-denominated credit lines to fund our acquisition transactions under a special program of the Japan Bank for International Cooperation (“JBIC”), which had been implemented previously in response to the appreciation of the Japanese yen against other currencies. In July 2014, we paid off the Euro-denominated bank loan we obtained under this program in July 2012. As of December 31, 2014, we had $167 million of loans outstanding under the program, of which $167 million were recorded in current portion of long-term debt.

In November 2012, we issued ¥65,000 million aggregate principal amount of domestic corporate bonds due 2017, ¥15,000 million aggregate principal amount of domestic corporate bonds due 2019, and ¥20,000 million aggregate principal amount of domestic corporate bonds due 2022. The net proceeds from the issuance of the bonds were primarily used to repay commercial paper and other short-term borrowings. In addition, in December 2013, we issued ¥50,000 million aggregate principal amount of domestic corporate bonds due 2016. The net proceeds from the issuance of the bonds were primarily used to repay short-term borrowings. These bonds were issued pursuant to a shelf registration statement we previously filed with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan in March 2012.

In March 2014, we filed a new shelf registration statement with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan to facilitate the issuance from time to time of up to ¥200,000 million aggregate principal amount of bonds in Japan between April 5, 2014 and April 4, 2016. The shelf registration is intended to continue to enhance our flexibility and agility in obtaining funding from the capital markets as an alternative source of funding in addition to financing through financial institutions and other sources and, to further diversify our funding sources and improve our financial stability. To date, we have not issued any bonds under this shelf registration statement. We plan to use the net proceeds from any future issuances of such bonds for equipment and machinery, investments, repayment and redemption of short-term borrowings, bonds and other long-term debt, and general corporate purposes, including working capital and other operating expenses.

A substantial portion of our unsecured funding is raised by the parent company (Nidec Corporation), and is then lent to its subsidiaries to meet their respective capital requirements. Through this funding approach, we seek to lower our financing costs, maintain sufficient lines of credit, and ensure agile funding for our group companies.

We expect to seek additional financing in connection with, among other things, our future mergers and acquisitions, research and development activities, and facility investments. We may also consider and obtain additional financing in order to enhance our financial agility in mergers and acquisitions, research and development activities, and facility investments in the future.

We currently have a share repurchase plan pursuant to which we are authorized to repurchase the lesser amount of an aggregate of 4,000,000 shares of our common stock and an aggregate of ¥24,000 million of our common stock between January 27, 2015 and January 26, 2016. We did not repurchase any shares under the plan between January 27, 2015 and January 31, 2015. On January 26, 2015, our previous share repurchase plan expired. We did not repurchase any shares under the plan between April 1, 2014 and January 26, 2015.

We believe that these funding sources, together with our cash flows from operations and undrawn credit lines, will sufficiently meet our capital requirements for the next twelve months.

Assets, liabilities and shareholders’ equity

Our total assets increased ¥181,894 million, or 15.6%, from ¥1,166,938 million as of March 31, 2014 to ¥1,348,832 million as of December 31, 2014. The increase in total assets was partially due to an increase in cash and cash equivalents of ¥40,827 million. The increase in total assets was also attributable to an increase in inventories of ¥41,306 million and an increase in trade accounts receivable of ¥39,770 million, reflecting stronger customer demand for our products and the depreciation of the Japanese yen against other currencies. The increase in total assets was also attributable to an increase in property, plant and equipment of ¥30,990 million reflecting the depreciation of the Japanese yen against other currencies.

Our total liabilities increased ¥47,987 million, or 7.7%, from ¥626,145 million as of March 31, 2014 to ¥674,132 million as of December 31, 2014. The increase in total liabilities was mainly due to an increase in short-term borrowings of ¥37,543 million primarily because we obtained Japanese yen and U.S. dollar funds in the nine months ended December 31, 2014, and an increase in trade notes and accounts payable of ¥31,345 million, reflecting stronger customer demand for our products and the depreciation of the Japanese yen against other currencies. This increase in liabilities was partially offset by a decrease in long-term debt, including current portion of long-term debt, of ¥27,447 million as a result of the partial repayments on the Euro-denominated and U.S. dollar-denominated bank loans under the JBIC program and stock acquisition rights of zero coupon euro yen convertible bonds were partially exercised during the nine months ended December 31, 2014.

Our working capital, defined as current assets less current liabilities, decreased ¥28,798 million from ¥333,858 million as of March 31, 2014 to ¥305,060 million as of December 31, 2014. This decrease was mainly due to an increase in current portion of long-term debt as described above.

Our total Nidec Corporation shareholders’ equity increased ¥148,895 million, or 28.7%, from ¥517,971 million as of March 31, 2014 to ¥666,866 million as of December 31, 2014. This increase was primarily due to an increase in positive foreign currency translation adjustments of ¥86,036 million, which reflected the depreciation of the Japanese yen against other currencies, an increase in retained earnings of ¥42,172 million and a decrease in treasury stock at cost of ¥13,373 million. The ratio of Nidec Corporation shareholders’ equity to total assets was 49.4% as of December 31, 2014, compared to 44.4% as of March 31, 2014.

Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities decreased ¥8,718 million from ¥64,800 million for the nine months ended December 31, 2013 to ¥56,082 million for the nine months ended December 31, 2014. The decrease in net cash provided by operating activities was primarily due to larger net negative adjustments of ¥34,264 million for changes in operating assets and liabilities, partially offset by the increase in consolidated net income of ¥14,819 million.

For the nine months ended December 31, 2014, we had ¥56,082 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥59,870 million. However, net cash provided by operating activities was impacted by net negative adjustments of ¥43,661 million for changes in operating assets and liabilities, which consisted of an increase in operating assets of ¥53,547 million and an increase in operating liabilities of ¥9,886 million. Operating assets and operating liabilities increased primarily due to stronger customer demand for our products as of December 31, 2014 compared to March 31, 2014.

For the nine months ended December 31, 2013, we had ¥64,800 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥45,051 million. However, net cash provided by operating activities was negatively impacted by changes in operating assets and liabilities of ¥9,397 million, which consisted of an increase in operating assets of ¥24,429 million and an increase in operating liabilities of ¥15,032 million. Operating assets and operating liabilities increased primarily due to the increase in sales, reflecting stronger customer demand.

Cash Flows from Investing Activities

Net cash used in investing activities increased ¥6,170 million from ¥34,164 million for the nine months ended December 31, 2013 to ¥40,334 million for the nine months ended December 31, 2014. The increase in net cash used in investing activities was primarily due to an increase in additions to property, plant and equipment of ¥10,239 million and a decrease in insurance proceeds related to property, plant and equipment damaged in flood of ¥2,789 million.

For the nine months ended December 31, 2014, we had ¥40,334 million of net cash outflows in investing activities mainly due to additions to property, plant and equipment of ¥41,076 million.

For the nine months ended December 31, 2013, we had ¥34,164 million of net cash outflows to investing activities mainly due to additions to property, plant and equipment of ¥30,837 million. On January 1, 2014, we acquired all of the voting rights in Mitsubishi Materials C.M.I. Corporation (currently “Nidec Sankyo CMI Corporation”). In December 2013, we prepaid the acquisition cost in respect of the transaction. The prepayment was recorded in “Other” for the nine months ended December 31, 2013.

Cash Flows from Financing Activities

Net cash used in financing activities increased ¥2,040 million from ¥9,470 million for the nine months ended December 31, 2013 to ¥11,510 million for the nine months ended December 31, 2014. The increase in net cash used in financing activities was primarily due to a decrease in proceeds from issuance of corporate bonds of ¥50,000 million partially offset by an increase in short-term borrowings of ¥48,067 million.

For the nine months ended December 31, 2014, we had ¥11,510 million of net cash outflows from financing activities due to repayments of long-term debt of ¥28,833 million and dividends paid to shareholders of Nidec Corporation of ¥15,859 million, partially offset by an increase in short-term borrowings of ¥34,180 million.

For the nine months ended December 31, 2013, we had ¥9,470 million of net cash outflows to financing activities mainly due to repayments of long-term debt of ¥25,209 million, a decrease in short-term borrowings of ¥13,887 million, and dividends paid to shareholders of Nidec Corporation of ¥11,425 million, partially offset by proceeds from issuance of corporate bonds of ¥50,000 million.

Cash and Cash Equivalents

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents increased ¥40,827 million from ¥247,740 million as of March 31, 2014 to ¥288,567 million as of December 31, 2014. We hold our cash and cash equivalents primarily in U.S. dollars, Thai baht, Chinese yuan, Japanese yen, and Euros.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	Yen in millions
	March 31, 2014	December 31, 2014
Current assets:
Cash and cash equivalents	¥247,740	¥288,567
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥1,126 million on March 31, 2014 and ¥855 million on December 31, 2014
Notes	12,188	19,047
Accounts	184,096	223,866
Inventories:
Finished goods	51,671	72,518
Raw materials	39,974	50,062
Work in progress	29,011	38,673
Supplies and other	3,669	4,378
Other current assets	48,067	49,663
Total current assets	616,416	746,774

Marketable securities and other securities investments	16,437	20,036
Investments in and advances to affiliated companies	2,018	2,158
	18,455	22,194
Property, plant and equipment:
Land	46,328	47,514
Buildings	177,583	191,042
Machinery and equipment	364,453	419,004
Construction in progress	18,372	29,710
	606,736	687,270
Less - Accumulated depreciation	(308,063)	(357,607)
	298,673	329,663
Goodwill	152,368	162,725
Other non-current assets, net of allowance for doubtful accounts of ¥467 million on March 31, 2014 and ¥466 million on December 31, 2014	81,026	87,476
Total assets	¥1,166,938	1,348,832

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY

(Unaudited)

	Yen in millions
	March 31, 2014	December 31, 2014
Current liabilities:
Short-term borrowings	¥22,600	¥60,143
Current portion of long-term debt	29,245	116,979
Trade notes and accounts payable	166,383	197,728
Accrued expenses	31,045	31,488
Other current liabilities	33,285	35,376
Total current liabilities	282,558	441,714

Long-term liabilities:
Long-term debt	299,411	184,230
Accrued pension and severance costs	17,912	17,273
Other long-term liabilities	26,264	30,915
Total long-term liabilities	343,587	232,418

Contingencies (Note 12)
Equity:
Common stock authorized: 960,000,000 shares issued: 290,150,160 shares on March 31, 2014 and 290,150,160 shares on December 31, 2014	66,551	66,551
Additional paid-in capital	65,197	70,966
Retained earnings	367,485	409,657
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	54,540	140,576
Net unrealized gains and losses on securities	4,185	6,604
Net gains and losses on derivative instruments	(24)	(1,079)
Pension liability adjustments	(323)	(142)

Treasury stock, at cost: 14,343,952 shares on March 31, 2014 and 9,481,749 shares on December 31, 2014	(39,640)	(26,267)
Total Nidec Corporation shareholders’ equity	517,971	666,866
Noncontrolling interests	22,822	7,834
Total equity	540,793	674,700
Total liabilities and equity	¥1,166,938	¥1,348,832

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions
	For the nine months ended December 31
	2013	2014

Net sales	¥646,725	¥753,766
Operating expenses:
Cost of products sold	499,676	575,745
Selling, general and administrative expenses	56,513	63,705
Research and development expenses	28,670	33,589
	584,859	673,039
Operating income	61,866	80,727
Other income (expense):
Interest and dividend income	1,990	1,673
Interest expense	(1,149)	(1,067)
Foreign exchange gain, net	378	2,581
Gain from marketable securities, net	240	68
Other, net	(800)	(2,673)
	659	582
Income before income taxes	62,525	81,309
Income taxes	(17,444)	(21,465)
Equity in net (loss) income of affiliated companies	(30)	26
Consolidated net income	45,051	59,870
Less: Net income attributable to noncontrolling interests	(1,998)	(1,839)
Net income attributable to Nidec Corporation	¥43,053	¥58,031

	Yen
Per share data:
Net income attributable to Nidec Corporation
Basic	¥158.96	¥209.27
Diluted	148.61	196.36
Cash dividends paid	¥42.50	¥57.50

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Yen in millions
	For the nine months ended December 31
	2013	2014

Consolidated net income	¥45,051	¥59,870
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	56,020	86,931
Net unrealized gains and losses on securities	3,536	2,435
Net gains and losses on derivative instruments	(81)	(1,055)
Pension liability adjustments	61	169
Total other comprehensive income (loss)	59,536	88,480
Total comprehensive income (loss)	104,587	148,350
Less: Comprehensive (income) loss attributable to noncontrolling interests	(3,280)	(2,738)
Comprehensive income (loss) attributable to Nidec Corporation	¥101,307	¥145,612

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions
	For the three months ended December 31
	2013	2014

Net sales	¥217,091	¥264,255
Operating expenses:
Cost of products sold	166,661	202,668
Selling, general and administrative expenses	18,234	21,371
Research and development expenses	9,667	11,412
	194,562	235,451
Operating income	22,529	28,804
Other income (expense):
Interest and dividend income	849	553
Interest expense	(348)	(326)
Foreign exchange gain, net	1,100	2,146
Gain from marketable securities, net	2	62
Other, net	(48)	(1,468)
	1,555	967
Income before income taxes	24,084	29,771
Income taxes	(7,334)	(8,277)
Equity in net (loss) income of affiliated companies	(14)	9
Consolidated net income	16,736	21,503
Less: Net income attributable to noncontrolling interests	(786)	(185)
Net income attributable to Nidec Corporation	¥15,950	¥21,318

	Yen
Per share data:
Net income attributable to Nidec Corporation
Basic	¥57.84	¥76.05
Diluted	54.24	71.42
Cash dividends paid	¥22.50	30.00

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Yen in millions
	For the three months ended December 31
	2013	2014

Consolidated net income	¥16,736	¥21,503
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	37,355	55,470
Net unrealized gains and losses on securities	2,941	1,071
Net gains and losses on derivative instruments	78	(864)
Pension liability adjustments	(19)	60
Total other comprehensive income (loss)	40,355	55,737
Total comprehensive income (loss)	57,091	77,240
Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,357)	(635)
Comprehensive income (loss) attributable to Nidec Corporation	¥55,734	¥76,605

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions
	For the nine months ended December 31
	2013	2014

Cash flows from operating activities:
Consolidated net income	¥45,051	¥59,870
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,432	39,295
Gain from marketable securities, net	(240)	(68)
Gain from sales, disposal or impairment of property, plant and equipment	(46)	(282)
Deferred income taxes	5,651	6,463
Equity in net loss (income) of affiliated companies	30	(26)
Foreign currency adjustments	(3,279)	(601)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(15,860)	(27,153)
Increase in inventories	(8,569)	(26,394)
Increase in notes and accounts payable	12,777	11,755
Increase (decrease) in accrued income taxes	2,255	(1,869)
Other	(7,402)	(4,908)
Net cash provided by operating activities	64,800	56,082

Cash flows from investing activities:
Additions to property, plant and equipment	(30,837)	(41,076)
Proceeds from sales of property, plant and equipment	2,456	2,348
Insurance proceeds related to property, plant and equipment damaged in flood	2,789	-
Proceeds from sales or redemption of marketable securities	1,042	46
Acquisitions of business, net of cash acquired	(642)	-
Other	(8,972)	(1,652)
Net cash used in investing activities	(34,164)	(40,334)

Cash flows from financing activities:
(Decrease) increase in short-term borrowings	(13,887)	34,180
Repayments of long-term debt	(25,209)	(28,833)
Proceeds from issuance of corporate bonds	50,000	-
Redemption of corporate bonds	(4,250)	-
Purchases of treasury stock	(2,829)	(93)
Dividends paid to shareholders of Nidec Corporation	(11,425)	(15,859)
Dividends paid to noncontrolling interests	(893)	(595)
Other	(977)	(310)
Net cash used in financing activities	(9,470)	(11,510)

Effect of exchange rate changes on cash and cash equivalents	22,028	36,589
Net increase in cash and cash equivalents	43,194	40,827
Cash and cash equivalents at beginning of period	193,420	247,740
Cash and cash equivalents at end of period	¥236,614	¥288,567

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the "Company", and together with its consolidated subsidiaries, "NIDEC") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair statement of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the nine months ended December 31, 2014 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2014, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2014, included on Form 20-F.

Certain reclassifications and retrospective adjustment in the consolidated balance sheet as of March 31, 2014 and the consolidated statements of cash flows for the nine months ended December 31, 2013 have been made to conform to the presentation used for the nine and three months ended December 31, 2014.

Pursuant to ASC 805 “Business Combinations”, results of operations for the six months ended September 30, 2014 and the year ended March 31, 2014 and notes to consolidated financial statements for the nine months ended December 31, 2014 have been adjusted retrospectively, as a fair value evaluation of the assets acquired and the liabilities assumed at the point of the acquisitions of Nidec Sankyo CMI Corporation (formerly Mitsubishi Materials C.M.I. Corporation) and Nidec Elesys Corporation (formerly Honda Elesys Co., Ltd.), which became our consolidated subsidiaries for the three months ended March 31, 2014, was completed in the three months ended December 31, 2014. Accordingly, results of operations for the three months ended December 31, 2014 was calculated by using the adjusted results of operations for the six months ended September 30, 2014.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

2. New accounting pronouncements:

Accounting Changes

As of April 1, 2014, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 740 “Income Taxes” updated by Accounting Standards Update (ASU) No. 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed by the taxing authority. In situations where a net operating loss carry forward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the applicable jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This standard is a provision for disclosure, and the adoption of this standard did not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Recent Accounting Pronouncements to be adopted in future periods

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held for sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. ASU 2014-08 is effective for annual and interim periods beginning after December 15, 2014. Early adoption is permitted. The impact of the adoption of ASU 2014-08 on NIDEC's consolidated financial position, results of operations and liquidity will depend on, and may be significant depending on, the size and nature of any future disposal.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)" Under the new standard, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should recognize revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer, and the transaction price should be allocated to performance obligation in the contract. The new standard also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 is effective for annual and interim periods beginning after December 15, 2016. Early application is not permitted. NIDEC is currently evaluating the potential impact from adopting ASU 2014-09 on its consolidated financial position, results of operations and liquidity.

3. Acquisitions

Pursuant to ASC 805 “Business Combinations,” consolidated financial statements for the three months ended March 31, 2014 and for the six months ended September 30, 2014 have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec Sankyo CMI Corporation (formerly Mitsubishi Materials C.M.I. Corporation) and Nidec Elesys Corporation (formerly Honda Elesys Co., Ltd.) in the fiscal year ended March 31, 2014. During the three months ended December 31, 2014, we completed our valuation of such assets and liabilities of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation.

The effects of the adjustments for each consolidated financial statement were as follows:

Consolidated Balance sheets as of March 31, 2014

Current assets ¥448 million, property, plant and equipment ¥(208) million, goodwill ¥(2,559) million, intangible assets ¥3,262 million, other non-current assets ¥77 million, liability ¥1,132 million and equity ¥(112) million.

All of intangible assets are subject to amortization and consist of customer relationships of ¥1,981 million, developed technologies of ¥1,280 million and other intangible assets of ¥1 million. NIDEC has estimated the weighted average amortization period for the customer relationships and developed technologies to be 6 years and 9 years, respectively.

Consolidated statements of income for the year ended March 31, 2014

Operating income ¥(204) million, income before income taxes ¥(204) million and net income attributable to Nidec Corporation ¥(132) million.

Consolidated statements of income for the nine months ended December 31, 2014

Operating income ¥(753) million, income before income taxes ¥(753) million and net income attributable to Nidec Corporation ¥(496) million.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

4. Goodwill and other intangible assets

The changes in the carrying amount of goodwill for the nine months ended December 31, 2014 are as follows:

Yen in millions
Balance as of April 1, 2014
Goodwill	¥152,368

Translation adjustments and Others	10,357

Balance as of December 31, 2014
Goodwill	¥162,725

Intangible assets subject to amortization are summarized as follows:

	Yen in millions
	March 31, 2014
	Gross carrying amounts	Accumulated amortization	Carrying amounts
Proprietary technology	¥12,968	¥2,552	¥10,416
Customer relationships	50,138	9,626	40,512
Software	18,001	8,624	9,377
Other	6,988	3,345	3,643
Total	¥88,095	¥24,147	¥63,948

	Yen in millions
	December 31, 2014
	Gross carrying amounts	Accumulated amortization	Carrying amounts
Proprietary technology	¥ 13,585	¥ 3,487	¥ 10,098
Customer relationships	56,590	13,511	43,079
Software	21,128	10,530	10,598
Other	7,756	3,874	3,882
Total	¥ 99,059	¥ 31,402	¥ 67,657

Pursuant to ASC 805 “Business Combinations”, results of operations for the three-month periods ended March 31, 2014 have been adjusted retrospectively, to reflect fair value evaluation of the assets acquired and the liabilities assumed at the acquisition date of Nidec Elesys and Nidec Sankyo CMI, which became our consolidated subsidiaries for the three-month period ended March 31, 2014.

Total amortization of intangible assets for the years ended March 31, 2014 and for the nine months ended December 31, 2014 amounted to ¥6,395 million and ¥ 5,262 million, respectively.

Total indefinite lived intangible assets amounted to ¥7,920 million and ¥ 9,119 million as of March 31 and December 31, 2014, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

5. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2014
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,652	¥6,731	¥0	¥14,383

Held-to-maturity
Japanese government debt securities	400	2	-	402
	¥8,052	¥6,733	¥0	¥14,785

Securities not practicable to estimate fair value
Equity securities	¥1,654

	Yen in millions
	December 31, 2014
	Cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale
Equity securities	¥7,631	¥10,233	-	¥17,864

Held-to-maturity
Japanese government debt securities	400	3	-	403
	¥8,031	¥10,236	-	¥18,267

Securities not practicable to estimate fair value
Equity securities	¥1,772

The net unrealized gain from available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, increased by ¥2,419 million during the nine months ended December 31, 2014, and increased by ¥2,998 million during the year ended March 31, 2014.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

There were no material proceeds, gain or loss from sales of marketable securities to be disclosed during the three months ended December 31, 2013. Proceeds from sale of marketable securities were ¥34 million for the three months ended December 31, 2014. On those sales, gross realized gains were ¥17 million and gross realized losses did not occur for the three months ended December 31, 2014.

Proceeds from sale of marketable securities were ¥1,042 million and ¥48 million for the nine months ended December 31, 2013 and 2014, respectively. On those sales, gross realized gains were ¥236 million and gross realized losses were ¥10 million for the nine months ended December 31, 2013. Gross realized gains were ¥23 million and gross realized losses did not occur for the nine months ended December 31, 2014.

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is assessed to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized as a realized loss for the reporting period which the assessment is made.

The following tables present the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Yen in millions
	March 31, 2014
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥0	¥0	¥1	¥0

Yen in millions
December 31, 2014
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	-	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of debt and equity securities is other-than-temporary if the fair value is significantly below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. However, even if a fair value is not significantly less than the original cost, the value of investment securities is impaired when specific factors indicate the decline in the fair value is other-than-temporary.

As of December 31, 2014 and March 31, 2014, held-to-maturity securities of ¥400 million and ¥400 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

6. Equity:

A summary of the changes in equity in the consolidated balance sheet for the nine months ended December 31, 2013 and 2014 was as follows:

	Yen in millions
	Nidec Corporation total	Noncontrolling interests	Total equity
For the nine months ended December 31, 2013:
Balance at March 31, 2013	¥415,653	¥38,164	¥453,817
Comprehensive income (loss):
Net income	43,053	1,998	45,051
Other comprehensive income (loss):
Foreign currency translation adjustments	54,712	1,308	56,020
Net unrealized gains and losses on securities	3,555	(19)	3,536
Net gains and losses on derivative instruments	(81)	-	(81)
Pension liability adjustments	68	(7)	61
Total other comprehensive income (loss)	58,254	1,282	59,536
Total comprehensive income (loss)	101,307	3,280	104,587
Purchase of treasury stock	(2,829)	-	(2,829)
Change in ownership of subsidiaries in connection with share exchange transaction	16,376	(16,376)	-
Dividends paid to shareholders of Nidec Corporation	(11,425)	-	(11,425)
Dividends paid to noncontrolling interests	-	(893)	(893)
Capital transaction with consolidated subsidiaries and other	(1,415)	(2,095)	(3,510)
Balance at December 31, 2013	¥517,667	¥22,080	¥539,747

For the nine months ended December 31, 2014:
Balance at March 31, 2014	¥517,971	¥22,822	¥540,793
Comprehensive income (loss):
Net income	58,031	1,839	59,870
Other comprehensive income (loss):
Foreign currency translation adjustments	86,036	895	86,931
Net unrealized gains and losses on securities	2,419	16	2,435
Net gains and losses on derivative instruments	(1,055)	-	(1,055)
Pension liability adjustments	181	(12)	169
Total other comprehensive income (loss)	87,581	899	88,480
Total comprehensive income (loss)	145,612	2,738	148,350
Conversion of convertible debt	2,890	-	2,890
Purchase of treasury stock	(93)	-	(93)
Change in ownership of subsidiaries in connection with share exchange transaction	17,135	(17,135)	-
Dividends paid to shareholders of Nidec Corporation	(15,859)	-	(15,859)
Dividends paid to noncontrolling interests	-	(595)	(595)
Capital transaction with consolidated subsidiaries and other	(790)	4	(786)
Balance at December 31, 2014	¥666,866	¥7,834	¥674,700

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

On October 1, 2014, NIDEC made the Nidec Copal Electronics Corporation (“NCEL”) a wholly owned subsidiary through a share exchange transaction. NIDEC allocated 3,160,575 shares of its common stock held in treasury to holders of NCEL stock in connection with the share exchange transaction. As a result of the share exchange transaction, NIDEC’s equity interest in NCEL increased from 65.4% to 100%.

On October 1, 2014, NIDEC made the Nidec-Read Corporation (“NRCJ”) a wholly owned subsidiary through a share exchange transaction. NIDEC allocated 1,421,498 shares of its common stock held in treasury to holders of NRCJ stock in connection with the share exchange transaction. As a result of the share exchange transaction, NIDEC’s equity interest in NRCJ increased from 65.5% to 100%.

7. Other Comprehensive Income (Loss):

The changes in accumulated other comprehensive income (loss) by component are as follows:

	Yen in Millions
	Foreign currency translation adjustments	Unrealized gains (losses) from securities	Gains (losses) from derivative instruments	Pension liability adjustments	Total
For the nine months ended December 31, 2013:
Balance at March 31, 2013	12,636	1,187	242	(1,112)	12,953
Other comprehensive income (loss) before reclassifications	54,712	3,699	(35)	74	58,450
Amounts reclassified from accumulated other comprehensive income (loss)	-	(144)	(46)	(6)	(196)
Net change during the current period other comprehensive income (loss)	54,712	3,555	(81)	68	58,254
Balance at December 31, 2013	67,348	4,742	161	(1,044)	71,207

For the nine months ended December 31, 2014:
Balance at March 31, 2014	54,540	4,185	(24)	(323)	58,378
Other comprehensive income (loss) before reclassifications	85,980	2,434	(1,050)	232	87,596
Amounts reclassified from accumulated other comprehensive income (loss)	56	(15)	(5)	(51)	(15)
Net change during the current period other comprehensive income (loss)	86,036	2,419	(1,055)	181	87,581
Balance at December 31, 2014	140,576	6,604	(1,079)	(142)	145,959

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Reclassification out of accumulated other comprehensive income (loss) are as follows:

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the nine months ended December 31, 2013:
Unrealized gains (losses) from securities	(225)	Gain from marketable securities, net
	81	Income taxes
	(144)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(144)	Net income attributable to Nidec Corporation

Gains (losses) from derivative instruments	(76)	Cost of products sold, Interest expense
	30	Income taxes
	(46)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(46)	Net income attributable to Nidec Corporation

Pension liability adjustments	(29)	*2
	16	Income taxes
	(13)	Consolidated net income
	7	Net income attributable to noncontrolling interests
	(6)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(196)

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the nine months ended December 31, 2014:
Foreign currency translation adjustments	56	Other, net
	-	Income taxes
	56	Consolidated net income
	-	Net income attributable to noncontrolling interests
	56	Net income attributable to Nidec Corporation

Unrealized gains (losses) from securities	(23)	Gain from marketable securities, net
	8	Income taxes
	(15)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(15)	Net income attributable to Nidec Corporation

Gains (losses) from derivative instruments	(8)	Cost of products sold, Interest expense
	3	Income taxes
	(5)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(5)	Net income attributable to Nidec Corporation

Pension liability adjustments	(105)	*2
	42	Income taxes
	(63)	Consolidated net income
	12	Net income attributable to noncontrolling interests
	(51)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(15)

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the three months ended December 31, 2013:
Unrealized gains (losses) from securities	(0)	Gain from marketable securities, net
	0	Income taxes
	(0)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(0)	Net income attributable to Nidec Corporation

Gains (losses) from derivative instruments	(53)	Cost of products sold, Interest expense
	21	Income taxes
	(32)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(32)	Net income attributable to Nidec Corporation

Pension liability adjustments	(9)	*2
	8	Income taxes
	(1)	Consolidated net income
	1	Net income attributable to noncontrolling interests
	0	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(32)

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the three months ended December 31, 2014:
Foreign currency translation adjustments	-	Other, net
	-	Income taxes
	-	Consolidated net income
	-	Net income attributable to noncontrolling interests
	-	Net income attributable to Nidec Corporation

Unrealized gains (losses) from securities	(17)	Gain from marketable securities, net
	6	Income taxes
	(11)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(11)	Net income attributable to Nidec Corporation

Gains (losses) from derivative instruments	121	Cost of products sold, Interest expense
	(46)	Income taxes
	75	Consolidated net income
	-	Net income attributable to noncontrolling interests
	75	Net income attributable to Nidec Corporation

Pension liability adjustments	(24)	*2
	11	Income taxes
	(13)	Consolidated net income
	(3)	Net income attributable to noncontrolling interests
	(16)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	48

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

8. Current portion of long-term debt:

Detail of Euro Yen denominated zero coupon convertible bonds (the “Euro Yen Convertible Bonds”) due 2015 is as follows;

	Yen in millions
	March 31, 2014	December 31, 2014
Principal amount	¥95,750	¥92,860
Unamortized premium	141	66
Total	¥95,891	¥92,926

The Euro Yen Convertible Bonds with Stock Acquisition Rights due 2015, which are listed at Singapore Stock Exchange, were issued on September 21, 2010, and are redeemable at 100% of principal amount on September 18, 2015 (maturity date).

On April 1, 2014, the Company completed a two-for-one stock split. As a result, the conversion price of the Company’s Euro Yen Convertible Bonds with Stock Acquisition Rights due 2015 is adjusted from ¥10,626 to ¥5,313 and the number of convertible shares is changed from 9,010,916 to 18,021,833, pursuant to the Terms and Conditions of the Bonds set forth in the Offering Circular. The number of convertible shares is 17,477,884 as of December 31, 2014.

The bonds are included in the calculation of diluted earnings per share as their impact is dilutive.

The bonds were reclassified from Long-term debt to Current portion of long-term debt, since the bonds will be redeemed at maturity within one year.

NIDEC was not required to bifurcate any of the embedded features contained in the bonds for accounting purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

9. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the nine months ended December 31, 2013 and 2014 were as follows:

	Yen in millions
	For the nine months ended December 31
	2013	2014
Net periodic pension cost for defined benefit plans:
Service cost	¥925	¥1,207
Interest cost	685	755
Expected return on plan assets	(537)	(755)
Amortization of net actuarial loss	89	80
Amortization of prior service credit	(118)	(132)
Net periodic pension cost for defined benefit plans	1,044	1,155
Cost for multiemployer pension plans	126	128
Cost for defined contribution plans	¥1,704	¥2,039

The amounts of net periodic benefit cost in pension and severance plans for the three months ended December 31, 2013 and 2014 were as follows:

	Yen in millions
	For the three months ended December 31
	2013	2014
Net periodic pension cost for defined benefit plans:
Service cost	¥300	¥408
Interest cost	220	156
Expected return on plan assets	(180)	(263)
Amortization of net actuarial loss	30	27
Amortization of prior service credit	(39)	(46)
Net periodic pension cost for defined benefit plans	331	282
Cost for multiemployer pension plans	42	42
Cost for defined contribution plans	¥564	¥794

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

10. Earnings per share:

The table below sets forth a reconciliation of the differences between basic and diluted net income attributable to Nidec Corporation per share for the nine months ended December 31, 2013 and 2014:

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the nine months ended December 31, 2013:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥43,053	270,834	¥158.96
Effect of dilutive securities: Zero coupon convertible bonds	(50)	18,525
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥43,003	289,359	¥148.61
For the nine months ended December 31, 2014:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥58,031	277,304	¥ 209.27
Effect of dilutive securities: Zero coupon convertible bonds	(46)	17,995
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥ 57,985	295,299	¥ 196.36

Note: We implemented a two-for-one stock split of our common stock effective April 1, 2014. The previously reported net income attributable to Nidec Corporation per share-basic and net income attributable to Nidec Corporation per share-diluted have been retroactively adjusted to reflect the stock split.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the three months ended December 31, 2013:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥15,950	275,781	¥ 57.84
Effect of dilutive securities: Zero coupon convertible bonds	(15)	18,022
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥15,935	293,803	¥ 54.24
For the three months ended December 31, 2014:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥21,318	280,307	¥ 76.05
Effect of dilutive securities: Zero coupon convertible bonds	(16)	17,942
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥21,302	298,249	¥71.42

Note: We implemented a two-for-one stock split of our common stock effective April 1, 2014. The previously reported net income attributable to Nidec Corporation per share-basic and net income attributable to Nidec Corporation per share-diluted have been retroactively adjusted to reflect the stock split.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

11. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 38.0% and 36.0 % for the nine months ended December 31, 2013 and 2014, respectively. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the nine months ended December 31
	2013	2014
Statutory tax rate	38.0%	36.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(15.3)	(14.0)
Tax on undistributed earnings	2.8	2.5
Valuation allowance	0.9	(0.2)
Liabilities for unrecognized tax benefits	1.1	0.3
Other	0.4	1.8
Estimated effective income tax rate	27.9%	26.4%

The effective income tax rate decreased approximately 1.5 percentage points from 27.9% for the nine months ended December 31, 2013 to 26.4 % for the nine months ended December 31, 2014. This was mainly due to a decrease in valuation allowance and liabilities for unrecognized tax benefits. The main reason for the increase in tax rate of other was that NIDEC elected to change how NIDEC accounts for foreign tax on NIDEC’s Japanese tax return. Historically, foreign taxes were recognized as a credit, but in the current fiscal year, NIDEC elected to treat the amount as a deductible expense. Tax benefit in foreign subsidiaries primarily related to taxable income sourced from foreign subsidiaries mainly in Thailand and the Philippines.

12. Contingencies:

NIDEC has guaranteed approximately ¥52 million of bank loans for employees in connection with their housing costs at December 31, 2014. If an employee defaults on his/her loan payments, NIDEC would be liable under the guarantee. The maximum undiscounted amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥52 million. The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero because it is not possible to estimate the amount of loss from employee's defaults or range of the possible loss at this time.

NIDEC has guaranteed approximately ¥336 million of lease contracts for customers in connection with the purchase for NIDEC’s products at December 31, 2014. No material claims have been made against guarantees, and based on our past experience and current expectations, NIDEC does not anticipate any material claims.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

NIDEC is contingently liable under bid bonds, advance payment bonds, performance bonds, warranty bonds and payment bonds, totaling ¥8,276 million as of December 31, 2014, primarily for guarantees of our performance on projects currently in execution or under warranty. No material claims have been made against guarantees, and based on our past experience and current expectations, NIDEC does not anticipate any material claims.

13. Derivatives:

NIDEC manages the exposures to fluctuations in foreign exchange rate, interest rate and commodity prices through the use of derivative financial instruments which include foreign exchange forward contracts, currency option contracts, interest rate swap agreements and commodity future contracts. NIDEC does not hold derivative financial instruments for trading purposes. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered to be mitigated by the high credit rating of the counterparties.

Cash flow hedges

NIDEC uses foreign exchange forward contracts, interest rate swap agreements and commodity future contracts designated as cash flow hedges to protect against a portion of foreign exchange rate risks, interest rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC is unable or has elected not to apply hedge accounting to some of these derivatives from time to time. The changes in the fair value of these contracts are recorded in “Other income (expense)”.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

The contractual amounts outstanding of derivative instruments

Derivatives designated as cash flow hedges are as follows:

	Yen in millions
	March 31, 2014	December 31, 2014
Foreign exchange forward contracts	¥9,736	¥22,528
Interest rate swap agreements	20,587	10,046
Commodity futures	4,610	4,740

Derivatives not designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2014	December 31, 2014
Foreign exchange forward contracts	¥1,800	¥1,620
Currency option contracts	53	53

Fair values of derivative instruments

Derivatives designated as cash flow hedges are as follows:

Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2014	December 31, 2014
Foreign exchange forward contracts	Other current assets	¥271	-
Commodity futures	Other current assets	-	-

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2014	December 31, 2014
Foreign exchange forward contracts	Other current liabilities	¥1	¥1,444
Interest rate swap agreements	Other current liabilities	31	8
Commodity futures	Other current liabilities	239	465

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Derivatives not designated as hedging instruments are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2014	December 31, 2014
Foreign exchange forward contracts	Other current assets	¥4	¥2
Currency option contracts	Other current assets	7	8

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2014	December 31, 2014
Foreign exchange forward contracts	Other current liabilities	-	¥106

The effect of derivative instruments on the consolidated statements of income for the nine months ended December 31, 2013 and 2014

Derivatives designated as cash flow hedges are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the nine months ended December 31
	2013	2014
Foreign exchange forward contracts	¥(234)	¥(972)
Interest rate swap agreements	(5)	7
Commodity futures	158	(90)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the nine months ended December 31
		2013	2014
Foreign exchange forward contracts	Cost of sales	¥211	¥73
Interest rate swap agreements	Interest expense	(5)	(0)
Commodity futures	Cost of sales	(160)	(68)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the nine months ended December 31, 2014.

A net loss of ¥ 715 million in accumulated other comprehensive income at December 31, 2014 is expected to be reclassified into earnings within the next 12 months.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

As of December 31, 2014, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 23 months.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the nine months ended December 31
		2013	2014
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥26	¥(185)
Currency option contracts	Foreign exchange gain (loss), net	21	(4)

The effect of derivative instruments on the consolidated statements of income for the three months ended December 31, 2013 and 2014

Derivatives designated as cash flow hedges are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the three months ended December 31
	2013	2014
Foreign exchange forward contracts	¥(0)	¥(721)
Interest rate swap agreements	(6)	2
Commodity futures	84	(145)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the three months ended December 31
		2013	2014
Foreign exchange forward contracts	Cost of sales	¥56	¥(41)
Interest rate swap agreements	Interest expense	1	5
Commodity futures	Cost of sales	(25)	(39)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the three months ended December 31, 2014.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the three months ended December 31
		2013	2014
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥9	¥(45)
Currency option contracts	Foreign exchange gain (loss), net	10	(3)

14. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at March 31, 2014	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,383	¥14,383	-	-
Derivatives	282	-	282	-
Total assets:	¥14,665	¥14,383	¥282	-
Liabilities:
Derivatives	¥271	¥239	¥32	-

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	December 31, 2014	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥17,864	¥17,864	-	-
Derivatives	10	-	10	-
Total assets:	¥17,874	¥17,864	¥10	-
Liabilities:
Derivatives	¥2,023	¥465	¥1,558	-

Level 1 securities and derivatives including commodity futures are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 derivatives including foreign exchange contracts are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates, and interest rates.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Fair value of financial instruments:

The carrying amount and estimated fair value of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions
	March 31, 2014
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥247,740	¥247,740
Short-term investments	2,344	2,344
Long-term investments	83	82
Short-term loan receivable	157	157
Long-term loan receivable	48	50
Short-term borrowings	(22,600)	(22,600)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(77,804)	(77,486)
Bonds including the current portion	¥(245,991)	¥(271,853)

	Yen in millions
	December 31, 2014
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥288,567	¥288,567
Short-term investments	0	0
Long-term investments	150	149
Short-term loan receivable	178	178
Long-term loan receivable	20	21
Short-term borrowings	(60,143)	(60,143)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(54,335)	(54,143)
Bonds including the current portion	¥(242,926)	¥(289,128)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments, short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, short-term investments (time deposits), short-term loans receivable and short-term borrowings are highly liquid and are carried at amounts that approximate fair value.

Long-term investments: NIDEC’s long-term investments are time deposits which are due over one year from December 31, 2014 to original maturity and are classified as Level 2 instruments. The fair value of long-term investments was estimated by discounting expected future cash flows.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Long-term loan receivable: NIDEC’s long-term loan receivable instruments are classified as Level 2 instruments. The fair value of long-term loans was estimated by discounting expected future cash flows.

Long-term debt: NIDEC’s long-term debt instruments are classified as Level 2 instruments. The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation and bonds) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

Bonds: NIDEC’s bonds instruments are classified as Level 2 instruments. The fair value of bonds issued by NIDEC was estimated based on the quoted market price for NIDEC bond instruments in markets that are not active.

The carrying amounts of “trade notes and accounts receivable” and “trade notes and accounts payable” approximate fair value because of the short maturity of these instruments. The table described above excludes these financial instruments.

15. Segment data:

(1) Enterprise-wide information

The following table provides product information for the nine months ended December 31, 2013 and 2014:

	Yen in millions
	For the nine months ended December 31
	2013	2014
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥139,253	¥148,737
Other small precision motors	133,971	146,346
Sub-total	273,224	295,083
Automotive, appliance, commercial and industrial products	247,074	333,270
Machinery	63,421	71,133
Electronic and optical components	57,226	49,204
Others	5,780	5,076
Consolidated total	¥646,725	¥753,766

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

The following table provides product information for the three months ended December 31, 2013 and 2014:

	Yen in millions
	For the three months ended December 31
	2013	2014
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥46,826	¥55,304
Other small precision motors	45,943	49,471
Sub-total	92,769	104,775
Automotive, appliance, commercial and industrial products	83,026	114,892
Machinery	19,704	26,111
Electronic and optical components	19,797	16,705
Others	1,795	1,772
Consolidated total	¥217,091	¥264,255

(2) Operating segment information

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments.

Beginning in the current quarterly reporting period ended December 31, 2014, NIDEC has changed NIDEC’s segment reporting so that it is in line with the changes NIDEC recently made in NIDEC’s management decision-making process. Since October 2014, the Nidec Tosok group has been included in the Nidec Motors & Actuators segment. In addition, the Nidec Elesys group which was previously included in the All Others segment has been included in the Nidec Motors & Actuators segment. The Nidec Dalian segment is no longer identified as a reportable segment and included in All Others segment due to its immateriality. Furthermore, Corporate, which is composed of basic research expenses and head office expenses, has been regarded as a component of Adjustments. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the nine months ended December 31, 2013 and 2014.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, automotive products and electronic parts. This segment also includes Nidec Sankyo CMI, which was newly consolidated for the three months ended March 31, 2014.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec US Holdings Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products. One of the subsidiaries previously reported as part of this segment has been transferred to the Nidec Motors & Actuators segment for the nine months ended December 31, 2014. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators(Germany) GmbH in Germany, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in Japan and Asia, which primarily produce and sell automotive products. One of the subsidiaries previously reported as part of the Nidec Motor segment has been transferred into this segment for the nine months ended December 31, 2014. In addition, the Nidec Tosok group and the Nidec Elesys group are included in this segment since October 2014. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immaterialities.

NIDEC evaluates performance based on segmental operating income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec Singapore, Nidec (H.K.), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore, segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, and the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. NIDEC’s segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

The following tables show net sales to external customers and other financial information by operating segments for the nine months ended December 31, 2013 and 2014, respectively:

Business segment

	Yen in millions
	For the nine months ended December 31
	2013	2014
Net sales to external customers:
Nidec Corporation	¥20,596	¥21,420
Nidec Electronics (Thailand)	51,492	53,329
Nidec (Zhejiang)	14,864	10,716
Nidec Singapore	42,169	48,124
Nidec (H.K.)	52,187	60,715
Nidec Philippines	14,432	15,683
Nidec Sankyo	70,585	91,502
Nidec Copal	37,732	29,992
Nidec Copal Electronics	23,787	25,164
Nidec Techno Motor	35,137	41,971
Nidec Motor	125,609	145,731
Nidec Motors & Actuators	75,428	124,490
All Others	81,678	84,771
Total	645,696	753,608
Adjustments*1	1,029	158
Consolidated total	¥646,725	¥753,766

*1 US GAAP adjustments related to the differences in revenue recognition between recognition at the time of shipment and at the time of customer receipt are the main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

Business segment

	Yen in millions
	For the three months ended December 31
	2013	2014
Net sales to external customers:
Nidec Corporation	¥7,072	¥7,337
Nidec Electronics (Thailand)	16,343	20,433
Nidec (Zhejiang)	4,137	3,995
Nidec Singapore	14,637	18,130
Nidec (H.K.)	18,984	21,163
Nidec Philippines	5,151	5,547
Nidec Sankyo	23,865	30,946
Nidec Copal	12,880	9,942
Nidec Copal Electronics	8,187	8,481
Nidec Techno Motor	11,442	13,041
Nidec Motor	40,949	51,463
Nidec Motors & Actuators	27,092	43,407
All Others	25,947	29,388
Total	216,686	263,273
Adjustments*1	405	982
Consolidated total	¥217,091	¥264,255

*1 US GAAP adjustments related to the differences in revenue recognition between recognition at the time of shipment and at the time of customer receipt are the main components of Adjustments.

	Yen in millions
	For the nine months ended December 31
	2013	2014
Net sales to other operating segments:
Nidec Corporation	¥101,214	¥110,870
Nidec Electronics (Thailand)	32,734	37,083
Nidec (Zhejiang)	3,629	5,416
Nidec Singapore	591	643
Nidec (H.K.)	988	982
Nidec Philippines	22,319	23,441
Nidec Sankyo	228	251
Nidec Copal	1,697	1,742
Nidec Copal Electronics	6	10
Nidec Techno Motor	2,971	3,405
Nidec Motor	55	171
Nidec Motors & Actuators	15,146	15,698
All Others	62,466	72,368
Total	244,044	272,080
Intersegment elimination	¥(244,044)	¥(272,080)
Consolidated total	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

	Yen in millions
	For the three months ended December 31
	2013	2014
Net sales to other operating segments:
Nidec Corporation	¥35,057	¥39,731
Nidec Electronics (Thailand)	11,825	13,559
Nidec (Zhejiang)	1,501	1,933
Nidec Singapore	191	293
Nidec (H.K.)	328	313
Nidec Philippines	7,722	9,018
Nidec Sankyo	105	85
Nidec Copal	550	601
Nidec Copal Electronics	2	4
Nidec Techno Motor	1,044	1,127
Nidec Motor	27	99
Nidec Motors & Actuators	4,450	5,292
All Others	22,094	26,475
Total	84,896	98,530
Intersegment elimination	¥(84,896)	¥(98,530)
Consolidated total	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

	Yen in millions
	For the nine months ended December 31
	2013	2014
Operating income or loss:
Nidec Corporation	¥6,663	¥10,471
Nidec Electronics (Thailand)	10,238	11,134
Nidec (Zhejiang)	338	386
Nidec Singapore	597	783
Nidec (H.K.)	366	429
Nidec Philippines	5,603	3,665
Nidec Sankyo	6,864	8,941
Nidec Copal	(277)	222
Nidec Copal Electronics	4,114	4,769
Nidec Techno Motor	4,208	5,342
Nidec Motor	5,931	8,666
Nidec Motors & Actuators	6,376	13,157
All Others	14,697	17,613
Total	65,718	85,578

Reclassification *1	1,458	2,847
U.S. GAAP adjustments and Others *2	(425)	(1,618)
Consolidation adjustments mainly related to elimination of intersegment income or loss	959	2,626
Corporate *3	(5,844)	(8,706)
Consolidated total	¥61,866	¥80,727

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). The main reclassification is income or loss from sales or disposals of fixed assets for the nine months ended December 31, 2013 and 2014.

*2 Others is mainly from the amortization of identifiable intangible assets related to business combinations for the nine months ended December 31, 2013 and 2014.

*3 Corporate includes basic research expenses and head office expenses.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

	Yen in millions
	For the three months ended December 31
	2013	2014
Operating income or loss:
Nidec Corporation	¥2,870	¥3,727
Nidec Electronics (Thailand)	3,757	4,193
Nidec (Zhejiang)	(113)	216
Nidec Singapore	264	281
Nidec (H.K.)	178	175
Nidec Philippines	1,980	1,125
Nidec Sankyo	2,554	3,668
Nidec Copal	284	255
Nidec Copal Electronics	1,523	1,558
Nidec Techno Motor	1,480	1,322
Nidec Motor	1,742	2,532
Nidec Motors & Actuators	2,244	5,116
All Others	5,367	6,171
Total	24,130	30,339

Reclassification *1	533	862
U.S. GAAP adjustments and Others *2	(268)	197
Consolidation adjustments mainly related to elimination of intersegment income or loss	291	787
Corporate *3	(2,157)	(3,381)
Consolidated total	¥22,529	¥28,804

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). The main reclassification is income or loss from sales or disposals of fixed assets for the three months ended December 31, 2013 and 2014.

*2 Others is mainly from the amortization of identifiable intangible assets related to business combinations for the three months ended December 31, 2013 and 2014.

*3 Corporate includes basic research expenses and head office expenses.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(Unaudited)

16. Subsequent events

Own share repurchase-

On January 22, 2015, the Company's Board of Directors resolved to repurchase its own shares, pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

This resolution is a part of efforts to ensure agile capital management highly responsive to the changing business environment. The details of the share repurchase are as follows:

1. Class of shares:	Common stock
2. Total number of shares to be repurchased:	Up to 4,000,000 shares (1.42% of total number of shares issued excluding treasury stock)
3. Total repurchase amount:	Up to 24 billion yen
4. Period of repurchase:	From January 27, 2015 to January 26, 2016

Completion of Acquisition of Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt -

On February 2, 2015, NIDEC acquired all of the voting rights in Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt.

1. Purpose of transaction	NIDEC expects to further transform its business model from one based solely on motors to one based on modularization / systematization and to accelerate its shift to high value-added businesses.
2. Funds for transaction	Own funds

Use of our treasury stock for exercise of Euro Yen denominated zero coupon convertible bonds (the “Bonds”) due 2015

NIDEC used NIDEC’s treasury stock for exercise of the bonds from January 1, 2015 to February 13, 2015. The details of the use are as follows:

1. Class of shares	Common stock
2. Total number of the used treasury stock	2,400,706 shares
3. Total amount of the used treasury stock	¥6,795 million
4. Total principal amount of the exercised bonds	¥12,755 million